SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes     No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2007, incorporated by reference herein:

Exhibit

99.1    Release dated November 26, 2007, entitled “PROSPECTS FOR URANIUM, SULPHUR
PRODUCTION- AND MORE GOLD TO BE INVESTIGATED”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 26, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

PROSPECTS FOR URANIUM, SULPHUR PRODUCTION – AND MORE GOLD – TO BE
INVESTIGATED

DRDGOLD announced today that DRDGOLD South African Operations (Pty) Limited
(“DRDGOLD SA”), in which DRDGOLD holds a 74% stake, has signed a binding term sheet with
Mintails SA (Pty) Limited (“Mintails SA”), a subsidiary of Mintails Limited (“Mintails”) of
Australia, its partner in a previously announced East Rand gold tailings treatment joint venture (“the
ERGO JV”), which provides for significant expansion of the joint venture through:

- the planned refurbishment over the next 36 months of all infrastructure at the ERGO plant in
Brakpan, to increase capacity from one carbon in leach (“CIL”) gold recovery circuit, as previously announced, to a plant capable of processing tailings for recovery of gold, uranium and sulphuric acid; and
- substantially increasing available tailings material from 195 million tonnes (“mt”), as previously announced, to up to 1 700 mt, by securing rights over tailings dumps and slimes dams in the region.

The expanded ERGO JV will pursue feasibility studies to refurbish and re-open the full ERGO plant, which was acquired by Mintails SA from AngloGold Ashanti Limited (“AngloGold
Ashanti”) in 2006 and historically produced gold, uranium and sulphuric acid.

Through this expansion, the ERGO JV partners have endorsed the strategy of pursuing a consolidation of all their available and unexploited surface gold and uranium assets on the East
Rand.

DRDGOLD SA Chief Executive Officer, Niel Pretorius, said: “We have placed increasing emphasis on the development of our surface reclamation business to preserve a healthy mix between the consistency of our surface assets and the sensitivity to volume in our deep-level underground mining, and are very excited by these new growth prospects.

“While the underground operations returned increasingly encouraging results in the last few quarters, and generally are starting to perform with greater consistency, they remain sensitive to interruptions in production, as we experienced with the temporary suspension of underground mining at Blyvoor by the Department of Minerals and Energy earlier in the quarter. This project will further enhance our ability to overcome such occurrences and is consistent with our strategy to achieve organic growth off a platform of stability and improved efficiencies.”

Phase I of the ERGO JV involves the refurbishment of one CIL circuit at the ERGO plant with the capacity to treat an estimated 15 mt of tailings a year, for the recovery of some 75 000 ounces of gold a year. Phase II, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants.

Over its 25-year history, the ERGO plant processed more than 890 mt of tailings material and produced approximately 8.3 million ounces of gold and 5.5 million pounds of uranium.

Agreements have been concluded for:

- the acquisition by the ERGO JV of additional tailings properties and the Withok deposition complex from AngloGold Ashanti for a payment of R45 million and assumption of rehabilitation obligations; and
- the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei
Properties), comprising some 105 mt, from Pamodzi Gold Limited. These properties will form part of the Mintails SA contribution to the expanded ERGO JV.

The acquisition of the Withok deposition site will provide the expanded ERGO JV with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

The arrangements between the ERGO JV partners have been structured to provide for the contribution of assets and funding to the ERGO JV operation on a 50:50 basis. The ERGO JV acquisitions are subject to regulatory review, completion of definitive agreements, corporate and other approvals.
Randburg
26 November 2007

Sponsor
BDO QuestCo

Attorneys
Feinsteins
(Levy, Feinsteins & Associates Incorporated - Reg No
1995/001716/21)